UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Pershing Square Tontine Holdings, Ltd.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71531R109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71531R109	13G	Page 2 of 6

1.	Names of Reporting Persons
Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
11,325,000[1]

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
11,325,000

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,325,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)
5.66%2
12.	Type of Reporting Person (See Instructions)
FI

1 Excludes 1,258,333 redeemable warrants (the “Warrants”) held by Ontario Teachers’ Pension Plan Board (“OTPP”), each exercisable for 1 share of Pershing Square Tontine Holdings, Ltd.’s (the “Issuer”) Class A common Stock, par value $0.0001 per share (the “Class A Common Stock”). OTPP does not have the right to exercise the Warrants within the next 60 days.

2 Calculated based on 200,000,000 shares of the Class A Common Stock outstanding as of November 12, 2020, as reported to be outstanding in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

Item 1.
	(a)	Name of Issuer:
Pershing Square Tontine Holdings, Ltd.
	(b)	Address of Issuer’s Principal Executive Offices:
787 Eleventh Avenue, 9th Floor, New York NY 10019

Item 2.
	(a)	Name of Person Filing:
Ontario Teachers’ Pension Plan Board (“OTPP”)
	(b)	Address of Principal Business Office or, if none, Residence:
5650 Yonge Street, 3rd Floor, Toronto, Ontario, Canada M2M 4H5
	(c)	Citizenship:
OTPP is a corporation incorporated under the laws of the Province of Ontario, Canada
	(d)	Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share
	(e)	CUSIP Number:
71531R109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: An employee benefit plan subject to the provisions of the Pension Benefits Act of Ontario and regulations thereunder.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
11,325,000[1]
(b)	Percent of class:
5.66%[2]
(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
11,325,000[1]
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
11,325,000[1]
(iv) Shared power to dispose or to direct the disposition of
0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

1 Excludes 1,258,333 redeemable warrants (the “Warrants”) held by Ontario Teachers’ Pension Plan Board (“OTPP”), each exercisable for 1 share of Pershing Square Tontine Holdings, Ltd.’s (the “Issuer”) Class A common Stock, par value $0.0001 per share (the “Class A Common Stock”). OTPP does not have the right to exercise the Warrants within the next 60 days.

2 Calculated based on 200,000,000 shares of the Class A Common Stock outstanding as of November 12, 2020, as reported to be outstanding in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to pension plans in Ontario, Canada is substantially comparable to the regulatory scheme applicable to functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Rossana Di Lieto
Name: Rossana Di Lieto
Title: Senior Managing Director, Chief Compliance Officer & Associate General Counsel